UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1169
THE TIMKEN COMPANY SAVINGS PLAN FOR
TORRINGTON BARGAINING ASSOCIATES
(Full title of the Plan)
THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Audited Financial Statements and
Supplemental Schedule
The Timken Company Savings Plan for Torrington
Bargaining Associates
December 31, 2008 and 2007, and Year Ended
December 31, 2008
With Report of Independent Registered Public
Accounting Firm

The Timken Company Savings Plan
for Torrington Bargaining Associates
Audited Financial Statements and Supplemental Schedule
December 31, 2008 and 2007, and
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The Timken Company, Administrator of
The Timken Company Savings Plan for
Torrington Bargaining Associates
We have audited the accompanying statements of net assets available for benefits of The Timken Company Savings Plan for Torrington Bargaining Associates as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 24, 2009

The Timken Company Savings Plan
for Torrington Bargaining Associates
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,733,529	$2,659,223
Participant notes receivable	4,374	15,000

Total investments, at fair value	1,737,903	2,674,223

Net assets available for benefits, at fair value	1,737,903	2,674,223

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit- responsive investment contracts	85,133	21,691

Net assets available for benefits	$1,823,036	$2,695,914

See accompanying notes.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Investment income:
Interest	$628

Total additions	628

Deductions
Investment loss:
Net investment loss from The Master Trust Agreement for The Timken Company Defined Contribution Plans	438,486
Benefits paid directly to participants	434,994
Administrative expenses	26

Total deductions	873,506

Net decrease	(872,878)

Net assets available for benefits:
Beginning of year	2,695,914

End of year	$1,823,036

See accompanying notes.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements
December 31, 2008 and 2007, and
Year Ended December 31, 2008
1. Description of Plan
The following description of The Timken Company Savings Plan for Torrington Bargaining Associates (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established on February 16, 2003. On February 18, 2003, The Timken Company acquired Ingersoll-Rand Company Limited’s Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company.
General
During 2006, The Timken Company closed its Standard Plant, the full-time hourly employees of which were represented by the United Auto Workers Local 1645. As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions. However, The Timken Company, the Plan administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The contributions reported in 2007 relate to retirements processed on January 1, 2007. The Plan is a defined contribution plan which covered full-time hourly employees of Timken US Corporation (the Company) who were represented by the United Auto Workers Local 1645. Employees of the Company became eligible to participate in the Plan on the first of the month coincident with or immediately following completion of one year of service (including service with The Torrington Company prior to The Timken Company’s purchase of The Torrington Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants were able to elect to contribute up to 20% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. The Company matched participant contributions, “Company Matching Contributions”, at an amount equal to 100% on the first 3% of the participant’s eligible earnings, and then 50% on the subsequent 3% of the participant’s eligible earnings.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Upon enrollment, a participant was required to direct his or her contribution in 1% increments to any of the Plan’s investment options. The Company Matching Contributions were invested in Timken common shares. Participants were not permitted to direct the investment of the Company Matching Contributions until their service with the Company is terminated. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.
Participant Accounts
Each participant’s account was credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Each participant’s account is charged investment management fees for certain investment options available through the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company Matching Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants were immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon occurred over a period of six years with 20% vested after two years and an additional 20% in each of the years three to six.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Notes Receivable
Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their account balance related to participant contributions and rollover contributions. Loan terms generally cannot exceed five years. The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
As a result of their termination of service to The Timken Company due to the closure of the Standard Plant, participants having a vested account balance greater than $1,000 were given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70 1/2 after which time the lump-sum or installment distribution options would apply.
Plan Termination
The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Company or the United Auto Workers Local 1645 shall notify the other party in writing that they desire to terminate the Plan. The Plan may generally be amended by mutual consent of the Company and the United Auto Workers Local 1645. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.
The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $10.85 and $18.18 at December 31, 2008 and 2007, respectively.
Investments in registered investment companies, common collective funds and investment contracts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
3. Investments
The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans, are pooled for investment purposes in the Master Trust.
The following table presents a summary of the investments of the Master Trust as of December 31:

	2008	2007

Investments, at fair value:
The Timken Company Common Stock Fund	$225,514,383	$324,783,232
Registered investment companies	221,647,760	340,698,963
Common collective funds	182,763,527	267,376,313

	629,925,670	932,858,508

Investment contracts, at fair value	156,437,336	149,281,023
Adjustments from fair value to contract value	20,458,669	3,584,578

Investment contracts, at contract value	176,896,005	152,865,601

	$806,821,675	$1,085,724,109

At December 31, 2008, The Timken Company Common Stock Fund consisted of 20,781,153 units of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2008 and 2007 was 0.23% and 0.25% respectively.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
3. Investments (continued)
Investment income (loss) relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income (loss) for the Master Trust is as follows:

	Year Ended December 31,
	2008	2007

Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$(120,044,417)	$41,478,441
Registered investment companies	(128,819,219)	9,055,413
Common collective funds	(73,116,499)	14,493,137

	(321,980,135)	65,026,991
Net appreciation in investment contracts	3,154,296	5,567,300
Interest and dividends	15,478,607	26,138,420

Total Master Trust	$(303,347,232)	$96,732,711

4. Fair Value
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value that is based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information to develop those assumptions. Additionally, the standard expands the disclosures about fair value measurements to include separately disclosing the fair value measurements of assets or liabilities within each level of the fair value hierarchy. The implementation of SFAS No. 157, effective January 1, 2008, did not have a material impact on the Plan’s financial statements.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
4. Fair Value (continued)
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.
Level 3 – Unobservable inputs for the asset or liability.
The following table presents the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2008:

	Total	Level 1	Level 2	Level 3

Assets:
The Timken Company Common Stock Fund	$225,514,383	$—	$225,514,383	$—
Registered investment companies	221,647,760	221,647,760	—	—
Common collective funds	182,763,527	—	182,763,527	—
Investment contracts	176,896,005	—	176,896,005	—

Total Assets	$806,821,675	$221,647,760	$585,173,915	$—

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded. Common collective funds and investment contracts are valued based on quoted prices for similar assets in active markets.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
4. Fair Value (continued)
The following table presents the fair value hierarchy for those investments of the Plan measured at fair value on a recurring basis as of December 31, 2008:

	Total	Level 1	Level 2	Level 3

Assets:
Participant notes receivable	$4,374	—	—	$4,374

Total Assets	$4,374	—	—	$4,374

Participant notes receivable are valued at amortized cost, which approximates fair value.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant notes receivable
Balance, beginning of year	$15,000
Issuances and settlements, net	(10,626)

Balance, end of year	$4,374

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
5. Non-Participant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2008	2007

Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$226,792	$431,847

Year Ended
December 31,
2008
Change in net assets:
Net depreciation in fair value of investments	$(161,903)
Dividends	6,281
Participant and Company contributions	—
Benefits paid directly to participants	(46,555)
Expenses	(7)
Transfers to participant-directed accounts	(2,871)

$(205,055)

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
6. Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.
As described in FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
6. Investment Contracts (continued)
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average yields for synthetic GICS	2008	2007

Based on actual earnings	6.5%	6.7%
Based on interest rate credited to participants	3.2%	5.4%
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$1,823,036	$2,695,914
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(85,133)	(21,691)

Net assets available for benefits per the Form 5500	$1,737,903	$2,674,223

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.
7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Timken Company Savings Plan
for Torrington Bargaining Associates
Notes to Financial Statements (continued)
8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take the necessary steps, if any, to maintain compliance with the Code.
9. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2008:

	Shares	Dollars

Purchased	2,710,653	$37,524,874
Issued to participants for payment of benefits	122,559	1,424,418
Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

The Timken Company Savings Plan
for Torrington Bargaining Associates
EIN #34-0577130 Plan #022
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value

Participant notes receivable*	Interest rate 8.25% with various maturing dates	$4,374

*	Indicates party in interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS PLAN FOR TORRINGTON BARGAINING ASSOCIATES
Date: June 26, 2009	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Assistant General Counsel